

January 8, 2015

Via E-mail
Dr. Nishan de Silva
Vice President, Finance and Strategy
  and Chief Financial Officer
Ligand Pharmaceuticals Inc.
11119 North Torrey Pines Road
Suite 200
La Jolla, CA 92037

> **Re: Ligand Pharmaceuticals Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 001-33093**

Dear Dr. de Silva:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief